LMIC, Inc.
                            6435 Virginia Manor Road
                              Beltsville, MD 20705




                                                               February 14, 2005



BY EDGAR


Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      LMIC, Inc.
                           (File No. 333-121917)
                           Form RW - Withdrawal

Ladies and Gentlemen:

         Pursuant to the General Rules and Regulations under the Securities Act of 1933, as amended, LMIC, Inc. (the "Registrant") on January 7, 2005, submitted electronically via the EDGAR system its Form SB-2 for securities to be registered pursuant to the Securities Act of 1933, as amended, and subsequently filed Amendment No. 1 thereto on January 18, 2005, and Amendment No. 2 thereto on February 10, 2005 (collectively, the "Registration Statement").

         No securities to be registered under the Registration Statement have been sold. Accordingly, we hereby respectively request, on behalf of the Registrant, the withdrawal of the above Registration Statement.

                                   Sincerely,

                                   /s/ Kwok Leung Li
                                   -------------------------------------
                                   Kwok Leung Li
                                   Chairman and Chief Executive Officer